UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report: April, 2025
Commission File Number: 001-37959

trivago N.V.
(Exact Name of Registrant as Specified in Its Charter)

Kesselstraße 5 - 7
40221 Düsseldorf
Federal Republic of Germany
+49 211 3876840000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note
On April 14, 2025, the Supervisory Board of trivago N.V. (the "Company") elected Dr. Wolf Schmuhl to succeed Robin Harries as Managing Director and Chief Financial Officer of the Company effective as of June 1, 2025, until the annual general meeting of shareholders in 2027. The Supervisory Board designated Dr. Wolf Schmuhl as a temporary member of the Management Board starting June 1, 2025, pending his formal appointment at the Company's annual general meeting of shareholders in 2025. As of June 1, 2025, Dr. Wolf Schmuhl will have all the powers and responsibilities of a Management Board member as if he had already been officially appointed at the annual general meeting of shareholders. Mr. Harries will resign effective as of May 31, 2025. His accelerated resignation is not due to any disagreement or dissatisfaction with the Company’s operations, practices or performance, but rather a decision to facilitate the handover to Dr. Wolf Schmuhl.

A copy of a press release relating to these matters is furnished as Exhibit 99.1 hereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

trivago N.V.

Date: April 15, 2025	By:	/s/ Johannes Thomas
Johannes Thomas
(Chief Executive Officer)

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated April 15, 2025